File No. 001-13252

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

(Mark One)

[ x ] ANNUAL REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT
OF 1934 (FEE REQUIRED)

For the plan year ended March 31, 2004

OR

[ _ ] TRANSITION REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE
ACT OF 1934 (NO FEE REQUIRED)

For the transition period from ______ to ______

A. Full title of the plan and address of the plan, if different from that of the issuer named below:

McKesson Corporation Profit-Sharing Investment Plan

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

McKesson Corporation
McKesson Plaza
One Post Street
San Francisco, CA 94104
(415) 983-8300

McKESSON CORPORATION
PROFIT-SHARING INVESTMENT PLAN

All other schedules required by section 2520.103-10 of the Department of Labor’s Rules and Regulations for the Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

EXHIBITS:

     23.1 Consent of Independent Registered Public Accounting Firm

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

McKesson Corporation Profit-Sharing Investment Plan
San Francisco, California

We have audited the accompanying statements of net assets available for benefits of the McKesson Corporation Profit-Sharing Investment Plan (the “Plan”) as of March 31, 2004 and 2003, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement preparation. We believe our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of March 31, 2004 and 2003, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules listed in the Table of Contents are presented for the purpose of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These schedules are the responsibility of the Plan’s management. Such schedules have been subjected to the auditing procedures applied in our audit of the basic 2004 financial statements and, in our opinion, are fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

Deloitte & Touche LLP
San Francisco, California
September 9, 2004

McKESSON CORPORATION
PROFIT-SHARING INVESTMENT PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
AS OF MARCH 31, 2004 AND 2003 (IN THOUSANDS)

	2004			2003
	Participant	Non-Participant	Plan	Participant	Non-Participant	Plan
	Directed	Directed	Total	Directed	Directed	Total
ASSETS:
Cash and cash equivalents
Allocated	$—	$—	$—	$—	$588	$588
Unallocated		464	464		413	413

Total cash and cash equivalents	—	464	464	—	1,001	1,001

Investments:
Participant Directed Investments	814,630		814,630
Interest in Master Trust (Note 4)				615,184		615,184
McKesson Corporation common stock:
Allocated		285,250	285,250		230,739	230,739
Unallocated		107,325	107,325		125,394	125,394

Total investments	814,630	392,575	1,207,205	615,184	356,133	971,317

Receivables:
Dividends and interest on:
Allocated		526	526		495	495
Unallocated		263	263		366	366
Due from broker for securities sold - allocated		446	446

Total receivables	—	1,235	1,235	—	861	861

Total assets	814,630	394,274	1,208,904	615,184	357,995	973,179

LIABILITIES:
Line of credit – On unallocated stock		3,600	3,600		5,300	5,300
ESOP promissory notes payable – On unallocated stock		48,907	48,907		56,372	56,372
Accrued interest expense – On unallocated stock		2,088	2,088		2,359	2,359
Accrued other		464	464	2,283		2,283

Total liabilities	—	55,059	55,059	2,283	64,031	66,314

NET ASSETS AVAILABLE FOR BENEFITS	$814,630	$339,215	$1,153,845	$612,901	$293,964	$906,865

See notes to financial statements.

McKESSON CORPORATION
PROFIT-SHARING INVESTMENT PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
FOR THE YEARS ENDED MARCH 31, 2004 AND 2003 (IN THOUSANDS)

	2004			2003
		Non-			Non-
	Participant	Participant		Participant	Participant
	Directed	Directed	Plan Total	Directed	Directed	Plan Total
INVESTMENT INCOME (LOSS):
Net appreciation (depreciation) in fair value of investments	$158,707	$74,268	$232,975	$(127,865)	$(185,800)	$(313,665)
Dividends and interest	12,588	3,326	15,914	11,930	3,639	15,569

Net investment income (loss)	171,295	77,594	248,889	(115,935)	(182,161)	(298,096)

CONTRIBUTIONS:
Participants	66,751		66,751	65,370		65,370
Employer		12,344	12,344		16,011	16,011

Total contributions	66,751	12,344	79,095	65,370	16,011	81,381

DEDUCTIONS:
Benefits paid to participants	58,678	19,072	77,750	56,850	20,635	77,485
Interest expense		4,356	4,356		5,066	5,066
Administrative fees	631		631	887	75	962

Total deductions	59,309	23,428	82,737	57,737	25,776	83,513

INCREASE (DECREASE) IN NET ASSETS BEFORE INTERFUND TRANSFERS AND MERGERS	178,737	66,510	245,247	(108,302)	(191,926)	(300,228)
INTERFUND TRANSFERS	21,259	(21,259)	—	9,193	(9,193)	—
TRANSFER OF NET ASSETS FROM OTHER PLANS	1,733		1,733	17,392		17,392

INCREASE (DECREASE) IN NET ASSETS	201,729	45,251	246,980	(81,717)	(201,119)	(282,836)
Beginning of Year	612,901	293,964	906,865	694,618	495,083	1,189,701

End of Year	$814,630	$339,215	$1,153,845	$612,901	$293,964	$906,865

See notes to financial statements.

McKESSON CORPORATION
PROFIT-SHARING INVESTMENT PLAN

NOTES TO FINANCIAL STATEMENTS
FOR THE YEARS ENDED MARCH 31, 2004 AND 2003

1.	PLAN DESCRIPTION

The following brief description of the McKesson Corporation Profit-Sharing Investment Plan (the “PSIP” or the “Plan”) is provided for general information purposes only. Participants should refer to the Plan document for more complete information. The PSIP is a defined contribution plan covering all persons who have completed two months of service and are regular or part-time employees, or are casual employees who have completed a year of service in which they worked at least 1,000 hours in a year, at McKesson Corporation (the “Company” or “McKesson”) or a participating subsidiary, except those covered by a collectively bargained pension plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”). Certain administrative costs incurred by the PSIP are paid by the Company.

Prior to March 31, 2003, the Plan had an undivided interest in the McKesson Corporation Profit-Sharing Master Trust (the “Master Trust”) with several other McKesson-sponsored plans. During fiscal 2003, the other McKesson-sponsored plans were merged into the Plan (see Transfers from Other Qualified Plans, below). As a result of the mergers, the Plan owned 100% of the assets of the Master Trust at March 31, 2003. For the year ended March 31, 2003, the assets of the Master Trust and the Plan were held by JPMorgan Chase Bank. The Master Trust ceased to exist after March 31, 2003. Effective on April 1, 2003, Fidelity Management Trust Company (“Fidelity”) became the trustee of the Plan’s single trust.

The Plan is comprised of Participant Directed and Non-Participant Directed Investments, as described below:

A.	Participant Directed Investments

Contributions – Participants may elect to make basic contributions ranging from 1%-4% of compensation for employees of McKesson Information Solutions LLC (“MIS”), a subsidiary of the Company and Medical Management Group employees, or 1%-6% for all other Company employees. Participants who make basic contributions of 6% (4% for MIS and Medical Management Group participants) may elect to make supplemental contributions of up to an additional 14% of compensation (16% for MIS and Medical Management Group participants). A participant’s pretax contributions generally are limited to $13,000 per year for calendar year 2004 and $12,000 for calendar year 2003. Total contributions are limited to the lesser of $41,000 for calendar year 2004 ($40,000 for calendar year 2003) or 100% of taxable compensation per calendar year. Participants 50 years of age or older may also elect to make catch-up contributions of 67% of pay (20% prior to Jan 1, 2004). Catch-up contributions are limited to $3,000 per year for calendar year 2004 and $2,000 for calendar year 2003. Additional limits may apply to individuals classified as highly compensated employees. Participants may also contribute amounts representing distributions from other qualified plans.

Participant Accounts – Individual accounts are maintained for each plan participant. Each participant’s account is credited with the participant’s contribution and an allocation of earnings, and charged with withdrawals and an allocation of losses and administrative expenses. Allocations are based on participant earnings, or account balances, as defined in the

McKESSON CORPORATION
PROFIT-SHARING INVESTMENT PLAN

NOTES TO FINANCIAL STATEMENTS (CONTINUED)
FOR THE YEARS ENDED MARCH 31, 2004 AND 2003

Plan document. The participant is entitled to a benefit upon retirement or separation from employment based upon the vested portion of the participant’s account.

Vesting – Participant contributions and earnings thereon are 100% vested at all times.

Investment Options - Upon enrollment in the PSIP, a participant may direct contributions in 1% increments to any of the investments within the Plan. The following are descriptions from each fund’s prospectus or fund manager’s report:

Standish Mellon Stable Value Fund (formerly Certus Stable Value Fund) invests in fixed-income investments issued by life insurance companies and financial institutions. This is a separately managed account, not a mutual fund.

Dodge & Cox Large Cap Value Fund invests in the common stock of companies when the fund managers believe the long-term earnings prospects are not reflected in the current price. This is a separately managed account, not a mutual fund.

Fidelity Magellan Fund is a growth mutual fund that seeks capital appreciation and normally invests in common stocks.

Fidelity Diversified International Fund invests primarily in a diversified portfolio of equity securities of companies located outside of the United States. This fund replaced Putnam International Equity Fund Y on January 9, 2004.

MFS Institutional Large Cap Growth Fund invests primarily in common stocks, with a goal of long-term capital growth. This fund replaced Putnam Investors Fund Y on January 10, 2003.

SSgA Balanced Fund (formerly State Street Balanced Fund) is a custom mix of commingled pools that invests 60% in SSgA S&P 500 Index Fund and 40% in SSgA Bond Market Index Fund.

SSgA Bond Index Fund (formerly State Street Bond Index Fund) is a commingled pool that seeks to provide investment results that correspond to the total return of the bonds in the Lehman Brothers Aggregate Bond Index.

SSgA S&P 500 Index Fund (formerly State Street S&P 500 Index Fund) is a commingled pool that invests in stocks in the benchmark S&P 500 Index and attempts to duplicate the investment results of that index.

Wellington Management Small Cap Portfolio represents shares of a registered investment company that invests in stocks within the market capitalization range of the Russell 2000 Index. This is a separately managed account, not a mutual fund, which seeks long-term growth by investing in the stocks of small companies.

McKesson Corporation Employee Company Stock Fund (the “Employee Stock Fund”) represents shares invested in Company common stock.

McKESSON CORPORATION
PROFIT-SHARING INVESTMENT PLAN

NOTES TO FINANCIAL STATEMENTS (CONTINUED)
FOR THE YEARS ENDED MARCH 31, 2004 AND 2003

Mutual Fund Window provides access to approximately 170 mutual fund options from more than 20 investment companies.

Brokerage Link provides access to a discount brokerage account which allows participants to develop a self-directed brokerage option. Commissions and account fees as well as standard plan-related fees are charged to the participant’s account.

Loans – Participants may apply for a loan from the Plan. The total amount owed to the Plan by an individual participant cannot exceed the lowest of 50% of such participant’s vested account balance, $50,000 as adjusted for certain items specified in the Plan document, or the value of the participant’s account attributable to basic, supplemental catch-up and rollover contributions. The loans bear interest at the then current prime rate of interest plus 1%. Contractual interest rates ranged from 5% to 11% in fiscal 2004 and from 5.25% to 11% in fiscal 2003. Loans may be repaid over a period not to exceed 5 years, except for residential loans, which must not exceed a term of 10 years. Principal repayments and interest are paid through payroll deductions. For participants who have been terminated or are on leave and are no longer receiving a paycheck, loan repayments may be made via monthly coupon payments.

Payment of Benefits – Participants have the right to receive a total distribution of the value of their vested accounts from the PSIP at the time of retirement, death, disability or termination of employment. In general, benefit payments are made in a lump sum cash amount. Former employees may remain participants in the Plan.

Transfers from Other Qualified Plans – In fiscal 2004 and 2003, the following net assets available for benefits were merged into the Plan (in thousands):

	Effective Date	Transferred Amount
Fiscal 2004:
SI/Baker 401(k) Plan	February 2, 2004	$1,733

Fiscal 2003:
Zee Medical Service 401(k) Plan	May 1, 2002	$23
FoxMeyer Employees’ Savings and Profit-Sharing Plan	December 31, 2002	13,179
Rawson Drug & Sundry Company Employees’ Trust	March 31, 2003	1,359
Spectro Industries, Inc. Trust	March 31, 2003	2,831

Total		$17,392

B.	Non-Participant Directed Investments

General – The McKesson Corporation Employer Company Stock Funds (Allocated and Unallocated) (the “Employer Stock Funds”) consist of a leveraged Employee Stock Ownership

McKESSON CORPORATION
PROFIT-SHARING INVESTMENT PLAN

NOTES TO FINANCIAL STATEMENTS (CONTINUED)
FOR THE YEARS ENDED MARCH 31, 2004 AND 2003

Plan (“ESOP”). In fiscal 2004 and 2003, shares from the ESOP were used to fund all employer contributions for the year.

ESOP I – In January 1985, the Company amended the Plan to add a leveraged ESOP for the benefit of persons eligible to participate in the PSIP. In July 1986, the PSIP purchased from the Company 2,000,000 shares of Company common stock, par value $0.01, for $30,250,000, originally financed by a ten-year term loan from a bank, guaranteed by the Company. Additionally, in connection with a fiscal 1995 transaction involving a reorganization and a sale of a business unit of the Company (the “PCS Transaction”), the ESOP purchased 1,087,754 additional common shares in fiscal 1996. In fiscal 1997, the Company extended the existing term of the outstanding loan balance from its original maturity to fiscal 2005.

ESOP II – In October 1987, the Company amended the Plan to provide for the purchase of shares of Company common stock by the ESOP. In conjunction with this amendment, the PSIP purchased from the Company 4,200,000 shares of Company common stock in 1987 for $54,900,000, financed by a fifteen-year term loan from the Company. Additionally, during fiscal 1996, in connection with the PCS Transaction, the ESOP purchased 3,036,484 additional shares of Company common stock. The loan was paid in full as of March 31, 2003.

ESOP III – In June 1989, the Company amended the Plan to add an additional leveraged ESOP. In June 1989, the Plan purchased from the Company 2,849,003 shares of McKesson Corporation Series B ESOP Convertible Preferred Stock ($43.875 stated value) for $125,000,000, financed by a twenty-year term loan from the Company. During fiscal 1995, in connection with the PCS Transaction, all shares of Series B ESOP Convertible Preferred Stock held by the Plan were converted into 5,440,914 shares of Company common stock. In fiscal 1996, in connection with the PCS Transaction, the ESOP purchased 6,259,080 additional shares of Company common stock.

Employer Matching Contributions and Participants Accounts – Effective the last business day of each month throughout the fiscal year, participants are credited with matching Company contributions, in the form of the Company’s common stock based on a percentage of their basic contributions. An additional annual matching contribution may be granted at the discretion of the Company. In fiscal 2004 and 2003, employees were eligible for matching Company contributions of up to 3.6% and 3.9% of their eligible compensation.

Retirement Share Plan Contribution – The Retirement Share Plan (“RSP”) provided for the contribution to each eligible participant a percentage of the participant’s compensation. Such percentage depended on the participant’s combined age and years of service, or RSP “points” as defined in the Plan document. Employees hired after December 31, 1999 were not eligible to participate in the RSP. At the Company’s election, this contribution may be in the form of cash or shares of Company common stock. This benefit was discontinued after March 31, 2004.

PSIP-PLUS Contribution – The “PSIP-PLUS contribution” was a per capita contribution of up to 30 shares of Company common stock per year made to certain employees who

McKESSON CORPORATION
PROFIT-SHARING INVESTMENT PLAN

NOTES TO FINANCIAL STATEMENTS (CONTINUED)
FOR THE YEARS ENDED MARCH 31, 2004 AND 2003

contributed at least 2% of their total compensation to the PSIP. Employees hired after December 31, 1999 were not eligible for the PSIP-PLUS. This benefit was discontinued after March 31, 2004.

Employer Contributions – Dividends on unallocated ESOP I and II shares, and on allocated and unallocated ESOP III shares, of Company common stock, are used to pay the obligations under the ESOP loans. Under the terms of the loan agreements, the Company is required to make cash contributions to each ESOP to the extent that the dividends are not sufficient to service the debt. The cash contributions amounted to $12,344,000 and $16,011,000 for the years ended March 31, 2004 and 2003.

Vesting – Employees become vested in all employer contributions after five years of service (20% annually over five years). Generally, 100% vesting is provided upon retirement, disability, death, termination of the Plan, or a substantial reduction in work force initiated by the Company for affected participants. Dividends automatically reinvested in McKesson common stock on and after January 1, 2003 are also 100% vested at all times.

Forfeitures – A rehired employee who has met certain levels of service prior to termination may be entitled to have forfeited interests in the PSIP reinstated. Each plan year, forfeited interests are used to reinstate previously forfeited amounts of rehired employees and to pay other Plan expenses as appropriate. Forfeitures for the years ended March 31, 2004 and 2003 were $1,266,000 and $1,419,000.

Diversification of Stock Fund – Participants who have completed five years of service may elect to transfer 50% of the Company contribution that is invested in the McKesson Corporation Employer Company Stock Fund (Allocated) to one or more of the other investment funds offered. After ten years of service, participants may elect to transfer up to 75% of the portion of their account representing the Company contributions. Participants who have reached age 50 and completed five years of service may transfer up to 100% of their balance related to the Company contributions. Amounts may be transferred in one percent increments or in whole dollars.

Payment of Benefits – Distributions are made only upon participant retirement, death (in which case, payment shall be made to the participant’s beneficiary), or other termination of employment with the Company. Distributions are made in cash or, if a participant elects, in the form of Company common shares plus cash for any fractional share.

McKESSON CORPORATION
PROFIT-SHARING INVESTMENT PLAN

NOTES TO FINANCIAL STATEMENTS (CONTINUED)
FOR THE YEARS ENDED MARCH 31, 2004 AND 2003

McKesson Corporation Employer Company Stock Funds (Allocated and Unallocated) – The following ESOP information regarding the shares of McKesson Corporation common stock held is as of March 31 (in thousands):

	2004			2003
	Number of	Cost	Fair Value	Number of	Cost	Fair Value
	Shares	Basis	of Shares	Shares	Basis	of Shares
Allocated	9,480	$245,701	$285,250	9,255	$238,699	$230,739
Unallocated	3,567	67,338	107,325	5,030	94,997	125,394

Total	13,047	$313,039	$392,575	14,285	$333,696	$356,133

The per share fair market value of McKesson Corporation common stock at March 31, 2004 and 2003 was $30.09 and $24.93.

The following is a reconciliation of the allocated and unallocated net assets of the Non-Participant Directed Investments at fair value for the years ended March 31 (in thousands):

	2004			2003
	Allocated	Unallocated	Total	Allocated	Unallocated	Total
Net Assets (beginning of year)	$231,822	$62,142	$293,964	$318,304	$176,779	$495,083
Net Appreciation (Depreciation)	47,639	26,629	74,268	(104,398)	(81,402)	(185,800)
Dividends and Interest	1,932	1,394	3,326	2,002	1,637	3,639
Employer Contributions		12,344	12,344		16,011	16,011
Benefits Paid to Participants	(19,072)		(19,072)	(20,635)		(20,635)
Interest Expense		(4,356)	(4,356)		(5,066)	(5,066)
Administrative Fees				(74)	(1)	(75)
Allocation of 1,724 shares, at market				45,816	(45,816)	—
Allocation of 1,463 shares, at market	44,696	(44,696)	—
Transfers	(21,259)		(21,259)	(9,193)		(9,193)

Net Assets (end of year)	$285,758	$53,457	$339,215	$231,822	$62,142	$293,964

McKESSON CORPORATION
PROFIT-SHARING INVESTMENT PLAN

NOTES TO FINANCIAL STATEMENTS (CONTINUED)
FOR THE YEARS ENDED MARCH 31, 2004 AND 2003

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting – The financial statements of the Plan are prepared in accordance with accounting principles generally accepted in the United States of America.

Cash Equivalents – The Plan considers all highly liquid debt instruments purchased with remaining maturities of less than three months to be cash equivalents.

Use of Estimates – The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires Plan management to make estimates and assumptions that affect the reported amount of net assets available for benefits and changes therein. Actual results could differ from those estimates. The Plan utilizes various investment instruments, including mutual funds and investment contracts. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the financial statements.

Investment Valuation and Income Recognition – Investments are stated at fair value which is based on independent valuations or publicly quoted market prices, except for investments in the Standish Mellon Stable Value Fund which are stated at contract value (or cost) plus accrued interest. Contract value represents contributions made under the contracts, plus earnings, less participant withdrawals and administrative expenses. Shares of registered investment companies are valued at quoted market prices, which represent the net asset value of shares held by the Plan at year-end. Shares of McKesson Corporation common stock are valued at quoted market prices on March 31, 2004 and 2003. Certain administrative expenses are allocated to the individual funds based upon daily balances invested in each fund and are reflected as a reduction of net appreciation (depreciation) in fair market value of investments and are not separately reflected. Consequently, these management fees and operating expenses are reflected as a reduction of investment return for such investments. All other activity is recorded in the Plan based on the elections of the individual participants in the Plan. Participant loans are valued at the outstanding loan balance. Purchases and sales of securities are recorded on a trade-date basis. Realized gains and losses from security transactions are reported on the average cost method. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Administrative Fees – Administrative fees of the Plan are paid by either McKesson or the Plan, as provided by the Plan document.

Benefits – Benefits are recorded when paid.

McKESSON CORPORATION
PROFIT-SHARING INVESTMENT PLAN

NOTES TO FINANCIAL STATEMENTS (CONTINUED)
FOR THE YEARS ENDED MARCH 31, 2004 AND 2003

3.	INVESTMENTS

The recorded values of individual investments that represent 5% or more of the Plan’s net assets at March 31 were as follows (in thousands):

	2004	2003
McKesson Corporation Employer Company Stock Funds (Allocated and Unallocated) *	$392,575	$356,133
Interest in Master Trust (see Note 4)		615,184
SSgA S&P500 Index	156,534
Dodge & Cox Large Cap Value Fund	104,453
Standish Mellon Stable Value Fund	106,819

* Non-Participant Directed

The Standish Mellon Stable Value Fund contains benefit-responsive guaranteed investment contracts with several insurance companies carried at contract value plus accrued interest totaling $17,554,000 at March 31, 2004. The guaranteed rates range from 3.63% to 7.72% and the contracts mature at various dates through April 2008. The Standish Mellon Stable Value Fund also includes synthetic investment contracts that are benefit-responsive and are carried at contract value plus accrued interest totaling $83,311,000 at March 31, 2004. There are no reserves against these contract values for credit risk of the contract issuer or otherwise. Certain of the contracts contain limitations on contract value guarantees for liquidation other than to pay benefits. The contracts mature at various dates through June 2010. The Plan’s investment guidelines require these contracts to be with companies rated AA- or better, with no more than 10% of the pool invested with one traditional Guaranteed Income Contract issuer and no more than 40% invested with any one synthetic wrap provider.

During fiscal 2004 and 2003, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated/(depreciated) in value as follows (in thousands):

	2004	2003
Institutional Commingled Funds	$48,547
Registered Investment Funds	60,969
Separately Managed Accounts	42,873
Interest in Master Trust (see Note 4)		$(127,865)
McKesson Corporation Common Stock:
Employer Company Stock Funds (Allocated and Unallocated)*	74,268	(185,800)
Employee Company Stock Fund	6,318

Total	$232,975	$(313,665)

* Non-Participant Directed

McKESSON CORPORATION
PROFIT-SHARING INVESTMENT PLAN

NOTES TO FINANCIAL STATEMENTS (CONTINUED)
FOR THE YEARS ENDED MARCH 31, 2004 AND 2003

4.	INTEREST IN McKESSON CORPORATION PROFIT-SHARING MASTER TRUST

As discussed in Note 1 to the financial statements, the Master Trust ceased to exist after March 31, 2003. The Master Trust investments consisted of the following at March 31, 2003 (in thousands):

		Plan’s
	Amount	Ownership
Institutional commingled funds, at fair value:
State Street Balanced Fund	$29,587	100%
State Street Bond Index Fund	18,338	100
State Street S&P500 Index Fund	117,726	100

	165,651

Registered investment funds, at fair value:
Putnam International Growth Fund Y	9,292	100
Fidelity Magellan Fund	40,606	100
Mutual Fund Window	152,470	100
MFS Institutional Large Cap Growth Fund	1,766	100

	204,134

Investments, at contract value:
Certus Stable Value Fund	102,126	100

	102,126

Other investments, at fair value:
Certus Stable Value Fund	7,982	100
Dodge & Cox Large Cap Value Fund	68,393	100
Wellington Management Small Cap Portfolio	16,549	100
McKesson Corporation Employee Company Stock Fund	30,951	100
Participant Loans	15,103	100
Brokerage Link	2,664	100
Cash and cash equivalents	1,631	100

	143,273

Total Master Trust Investments	$615,184	100%

McKESSON CORPORATION
PROFIT-SHARING INVESTMENT PLAN

NOTES TO FINANCIAL STATEMENTS (CONTINUED)
FOR THE YEARS ENDED MARCH 31, 2004 AND 2003

Investment income and administrative expenses related to the Master Trust were allocated to the individual plans based on daily balances invested in each plan prior to their merger into the McKesson PSIP. Short-term investments earned interest at a current short-term rate. The Certus Stable Value Fund contained benefit-responsive guaranteed investment contracts with several insurance companies carried at contract value plus accrued interest totaling $24,512,000 at March 31, 2003. The guaranteed rates ranged from 3.78% to 7.72%. The Certus Stable Value Fund also included synthetic investment contracts that are benefit-responsive and were carried at contract value plus accrued interest totaling $77,614,000 at March 31, 2003. Certain of the contracts contained limitations on contract value guarantees for liquidation other than to pay benefits. In fiscal 2004, the Certus Stable Value Fund was replaced with the Standish Mellon Stable Value Fund (see Note 3).

The Master Trust’s investment income (loss) for the year ended March 31, 2003 was as follows (in thousands):

	Net Appreciation
	(Depreciation) in	Dividends
	Fair Value of	& Interest
	Investments	Income
Certus Stable Value Fund	$(199)	$6,134
Dodge & Cox Large Cap Value Fund	(18,856)	1,648
Fidelity Magellan Fund	(13,614)	336
Putnam International Growth Fund Y	(3,271)	48
Putnam Investors Fund Y	(359)	—
State Street Balanced Fund	(3,760)	15
State Street Bond Index Fund	2,056	—
State Street S&P 500 Index Fund	(40,647)	—
Wellington Management Small Cap Portfolio	(6,064)	226
Mutual Fund Window	(30,199)	2,277
Brokerage Link	(977)	—
MFS Institutional Large Cap Growth Fund	(147)	—
McKesson Corporation Employee Company Stock Fund	(15,093)	296
Participant Loans	38	1,033
Cash and Cash Equivalents	7	34

Total	$(131,085)	$12,047

McKESSON CORPORATION
PROFIT-SHARING INVESTMENT PLAN

NOTES TO FINANCIAL STATEMENTS (CONTINUED)
FOR THE YEARS ENDED MARCH 31, 2004 AND 2003

5.	LINE OF CREDIT

In fiscal 1998, the Plan obtained a $35 million line of credit with ABN AMRO Bank N.V. in order to refinance a portion of the principal payable under the ESOP loans and reduce the number of shares that would be released to fund the employee benefits. In fiscal 2004 and 2003, the Plan released only the shares required to fund the annual ESOP benefits. The line of credit bears interest at London Interbank Offered Rate (“LIBOR”) multiplied by the applicable LIBOR adjustment. The line of credit matures on June 1, 2009. On March 31, 2004 and 2003, interest rates ranged from 0.978% to 0.980% and from 1.19% to 1.21% on the outstanding balances totaling $3,600,000 and $5,300,000. At March 31, 2004, the line of credit is collateralized by 225,874 (475,086 at March 31, 2003) unallocated shares of McKesson Corporation common stock.

6.	ESOP PROMISSORY NOTES PAYABLE

The ESOP I promissory note supporting the July 1986 stock purchase is payable to Wells Fargo Bank in increasing annual installments (ranging from 2% to 3% of original principal) over an 18-year term ending in fiscal 2005 (see Note 1, B). The interest rate is LIBOR plus 0.4%, with an option to the Plan to fix the LIBOR rate for a period ranging from 1 month to 1 year. On March 31, 2004, the interest rate was 1.53%, and the outstanding balance was $949,000 ($1,839,000 at March 31, 2003). The note is guaranteed by the Company, without recourse to the participants’ accounts and is collateralized by 129,385 unallocated shares of McKesson Corporation common stock at March 31, 2004 (251,258 unallocated shares at March 31, 2003).

The ESOP II promissory note was payable to the Company in increasing annual installments (ranging from 4% to 11% of original principal) over a fifteen-year term ending in fiscal 2003. The interest rate was 77.5% of the prime rate or 89.08% of LIBOR, with an option to the borrower to fix the LIBOR rate for a period ranging from 1 month to 1 year. The note was paid in full in March 2003 and all shares of McKesson Corporation common stock released.

The ESOP III promissory note supporting the ESOP III purchase is payable to the Company in annual installments plus interest at 8.6% over a twenty-year term ending in fiscal 2010. On March 31, 2004, the outstanding balance of the note was $47,958,000 ($54,533,000 at March 31, 2003). This note is collateralized by 3,211,021 unallocated shares of McKesson Corporation common stock (3,715,960 at March 31, 2003). On April 1, 2004, an additional $9,000,000 principal payment was made to enable the release of additional shares for employer contributions, and each of the scheduled subsequent loan repayment installments were reduced.

McKESSON CORPORATION
PROFIT-SHARING INVESTMENT PLAN

NOTES TO FINANCIAL STATEMENTS (CONTINUED)
FOR THE YEARS ENDED MARCH 31, 2004 AND 2003

Future minimum principal payments required on the ESOP notes are as follows (in thousands):

Fiscal Year	Amount
2005	$16,363
2006	6,206
2007	6,750
2008	7,344
2009	7,990
Thereafter	7,854

Total	$52,507

7.	FEDERAL INCOME TAX STATUS

The Internal Revenue Service (“IRS”) has determined and informed the Company by letter dated January 21, 2004 that the Plan is qualified and the trust established under the Plan is tax-exempt, in accordance with the applicable sections of the Internal Revenue Code. This was in response to the Plan’s sponsor’s request for an updated determination letter to incorporate certain regulatory changes to the Plan as required by the Uruguay Round Agreements Act, the Uniformed Services Employment and Reemployment Rights Act of 1994, the Small Business Job Protection Act of 1996, the Taxpayer Relief Act of 1997, the IRS Restructuring and Reform Act of 1998, and the Community Renewal Tax Relief Act of 2000 (collectively referred to as “GUST”). The Company and the Plan administrator believe that the Plan is currently designed and operated in compliance with the applicable requirements of the Internal Revenue Code and the Plan and related trust continue to be tax-exempt. Therefore no provision for income taxes has been included in the Plan’s financial statements.

During fiscal year 2002, the Department of Labor (the “DOL”) initiated a review of the Plan’s operations. The DOL has not issued any report on its findings. The Plan’s sponsor is cooperating with the DOL and will address matters, if any, requiring corrective action.

8.	PLAN TERMINATION

The Company’s Board of Directors reserves the right to terminate the Plan. If termination should occur, all participant accounts will immediately vest and each account would receive a distribution equal to the vested account balance. In addition, the unallocated common stock would be liquidated to repay the ESOP promissory notes payable. If the stock liquidation is insufficient to satisfy the notes payable, the Company is obligated to fund the difference.

McKESSON CORPORATION
PROFIT-SHARING INVESTMENT PLAN

NOTES TO FINANCIAL STATEMENTS (CONTINUED)
FOR THE YEARS ENDED MARCH 31, 2004 AND 2003

9.	PENDING LITIGATION

On November 24, 1999, an action was filed in the United States District Court for the Northern District of California captioned Chang v. McKesson HBOC, Inc., et al., (Case No. C-00-20030 RMW) (“Chang”). On June 28, 2001, plaintiffs filed an amended class action complaint against McKesson, HBO & Company (“HBOC”, now known as MIS), and the Chase Manhattan Bank. The amended complaint in Chang generally alleged that the defendants breached their fiduciary duties under ERISA in connection with administering the Plan and the HBO & Company Profit Sharing and Savings Plan (the “HBOC Plan”). Plaintiffs in Chang are alleged former employees of McKesson and participants in the Plan, and purportedly seek relief under sections 404-405, 409 and 502 of ERISA on behalf of a class defined to include participants in the Plan, including participants under the HBOC Plan, who maintained an account balance under the Plan as of April 27, 1999, who had not received a distribution from the Plan as of April 17, 1999, and who suffered losses as a result of the alleged breach of duty. On October 12, 2001, the Company, HBOC and Chase moved to dismiss the Chang action. The outcome of that motion is discussed below.

On February 7, 2002, a related ERISA class action was filed in the United States District Court for the Northern District of California captioned Adams v. McKesson Information Solutions, Inc. et al., (Case No. C02-06 85 JCS) (“Adams”). Plaintiff in Adams filed a first amended complaint on March 15, 2002, against MIS, McKesson, the HBOC Board of Directors, HBOC Plan Administrative Committee, HBOC Plan Investment Committee, the Plan (as a nominal defendant only), and certain current or former officers, directors or employees of McKesson or HBOC. Plaintiff alleges that he was a participant in the HBOC Plan and generally alleges that McKesson and HBOC breached their ERISA fiduciary duties to the HBOC Plan and its participants or engaged in transactions prohibited by ERISA. Plaintiff asserts his claims on behalf of a putative class defined to include all participants in the HBOC Plan and their beneficiaries for whose benefit the HBOC Plan acquired HBOC stock from March 31, 1996 to April 1, 1999. Plaintiff seeks (i) a judgment that McKesson and HBOC breached their fiduciary duties, (ii) an order requiring defendants to restore to the plan all losses caused by these purported breaches of fiduciary duty, and (iii) reasonable attorneys’ fees, costs and expenses.

On June 3, 2002, the Honorable Ronald M. Whyte of the Northern District of California consolidated the Adams ERISA class action with the Chang ERISA class action. By order dated September 30, 2002, Judge Whyte dismissed the First Amended Complaint in the Chang action. Judge Whyte granted plaintiffs in Chang and Adams 30 days leave to file a consolidated and amended complaint under the caption In re McKesson HBOC, Inc. ERISA Litigation (N.D. Cal. No. C-02-0685 RMW) (the “ERISA Action”). On December 31, 2002, plaintiffs filed a consolidated amended complaint (the “CAC”) in the ERISA Action. The CAC generally alleges that McKesson and HBOC breached their fiduciary duties under ERISA, and that HBOC engaged in transactions prohibited by ERISA. Plaintiffs further allege that McKesson and HBOC are liable under principles of respondeat superior and agency for alleged breaches of fiduciary duties by other defendants. The CAC seeks to have the defendants restore to the HBOC Plan and McKesson Plan losses allegedly caused by their alleged breaches of fiduciary duty, equitable relief, attorneys’ fees, costs and expenses. On February 28, 2003, McKesson filed a motion to dismiss the CAC and HBOC filed motions to dismiss portions of the CAC, which were argued before Judge Whyte on August 29, 2003. Judge Whyte has not yet issued a ruling on those motions.

McKESSON CORPORATION
PROFIT-SHARING INVESTMENT PLAN

NOTES TO FINANCIAL STATEMENTS (CONCLUDED)
FOR THE YEARS ENDED MARCH 31, 2004 AND 2003

The Company does not believe it is feasible to determine the outcome or resolution of these proceedings or the effect, if any, on the Plan.

10.	RELATED-PARTY TRANSACTIONS

At March 31, 2004 and 2003, the Plan held approximately 14,164,000 and 15,527,000 common shares of McKesson Corporation, the Plan’s sponsor. The shares are held within the McKesson Corporation Employer and Employee Stock Funds. At March 31, 2004 and 2003, the Employer Stock Funds held approximately 13,047,000 and 14,285,000 common shares. At March 31, 2004 and 2003, the Employee Stock Fund held approximately 1,117,000 and 1,242,000 shares.

McKesson Corporation declared dividends of $0.24 per share for both fiscal 2004 and 2003. During the years ended March 31,2004 and 2003, the Employer Stock Funds recorded dividend income from McKesson Corporation common shares of approximately $3,326,000 and $3,639,000. During each of the years ended March 31, 2004 and 2003, the Employee Company Stock Fund recorded dividend income from McKesson Corporation common shares of approximately $291,000.

Certain investment options are managed by Fidelity, which also serves as the Plan’s record-keeper and trustee. Therefore, these transactions qualify as party-in-interest transactions. Fees for investment management services are allocated to the participants with balances in those funds

11.	NON-EXEMPT PARTY-IN-INTEREST TRANSACTIONS

During Fiscal 2004, employee withholdings of $27,389 deducted from participants’ pay checks were not remitted to the Plan’s trust within the timeframe required by the DOL regulations. This constitutes a prohibited transaction. In June 2004, the Plan’s sponsor made corrective payments to the Plan of amounts attributable to the late deposit of participant contributions. Also, the Plan’s sponsor will file a return with the IRS and pay the excise tax attributable to this transaction.

McKESSON CORPORATION
PROFIT-SHARING INVESTMENT PLAN

FORM 5500, SCHEDULE G, PART III
SCHEDULE OF NONEXEMPT TRANSACTIONS
MARCH 31, 2004

Identity of		Amount	Date Remitted to
Party Involved	Description of Transaction	Loaned	Trust
*McKesson Corporation	Late employee withholdings not timely remitted to the trust, for the November 2003 payroll	$27,389	June 3, 2004

*Represents a party-in-interest.

McKESSON CORPORATION
PROFIT-SHARING INVESTMENT PLAN

FORM 5500, SCHEDULE H, PART IV, LINE 4i
SCHEDULE OF ASSETS (HELD AT YEAR END)
MARCH 31, 2004

Investment/Fund Name	Cost Basis	Shares/Units	Fair Value
BROKERAGELINK	$4,900,184	4,900,184	$4,900,184
SSGA BOND INDEX	11,658,518	1,022,156	16,160,288
SSGA BALANCED	34,165,204	3,641,148	38,085,411
WELLNGTON MGMT SMCAP	20,163,063	2,093,099	27,928,217
SSGA S&P500 INDEX	116,295,724	9,521,555	156,534,359
DODGE & COX LG VAL	75,328,523	7,414,291	104,452,529
PIMCO TOT RETURN ADM	3,149,964	294,000	3,216,362
TMPL FOREIGN SM CO A	165,944	10,181	195,574
AMR BALANCED PA	263,037	22,474	297,110
AMR LARGE CAP VAL PA	142,543	9,578	160,423
AMR INTL EQUITY PA	20,808	1,391	23,964
AMR SH TERM BOND PA	89,735	9,516	88,685
MUTUAL DISCOVERY A	506,115	27,237	585,041
BARON GROWTH	3,462,820	109,377	4,158,505
UBS GLOBAL EQ Y	349	32	340
MSI EQUITY GROWTH B	54,872	3,872	60,630
CALVERT NEWVIS SM CP	43,201	2,718	54,842
CALVERT SIF BALNCD A	21,815	911	24,049
CALVERT CAP ACC A	21,949	1,034	23,347
CALVERT INTL EQTY A	5,181	373	6,341
FMA SMALL COMPANY IS	231,445	12,880	287,357
FPA CRESCENT	2,044,679	104,213	2,369,814
RHJ MICRO CAP	817,464	43,324	921,076
PBHG EMERGING GROWTH	109,825	8,775	111,085
ARIEL FUND	3,833,982	97,330	4,687,410
ARIEL APPRECIATION	3,635,971	95,064	4,269,333
ARIEL PREM BOND INV	271,985	26,065	275,247
ALGER CAP APPREC I	413,548	36,878	430,366
ALGER MIDCAP GRTH I	1,455,549	104,866	1,673,669
ALGER SMALL CAP I	215,719	14,662	245,584
FKLN SMMIDCAP GRTH A	439,194	15,692	484,896
DREY FNDRS BALNCED F	30,233	4,107	32,531
DREY FNDRS G & I F	84,899	19,007	87,432
DREY FNDRS GROWTH F	159,135	16,808	165,391
DREY FNDRS MC GRTH F	98,521	29,757	112,482
DREY FNDRS WW GRTH F	5,636	514	6,025
PBHG GROWTH FUND	145,306	7,778	142,656
INVESCO DYNAMICS	141,009	10,494	159,085
INVESCO SM CO GROWTH	87,373	8,139	93,848
TEMPLETON FOREIGN A	5,050,428	517,933	5,733,523
JANUS FLEX INCOME	1,000,358	103,882	1,033,625
DREY FNDRS DISCVRY F	193,745	7,999	215,650
MSI INTL MAGNUM B	11,167	1,260	13,393
MUTUAL SHARES CL A	602,411	30,885	665,886
MSI GLOBAL VAL EQ B	50,101	3,818	61,617

McKESSON CORPORATION
PROFIT-SHARING INVESTMENT PLAN

FORM 5500, SCHEDULE H, PART IV, LINE 4i
SCHEDULE OF ASSETS (HELD AT YEAR END)
MARCH 31, 2004

Investment/Fund Name	Cost Basis	Shares/Units	Fair Value
MSIFT BALANCED ADV	23,259	2,268	24,974
MSIFT CP FX INC ADV	176,161	15,136	177,998
MSIFT HIGH YIELD ADV	17,258	3,275	17,947
MSIFT MIDCAP GTH ADV	268,683	16,650	296,206
MSIFT VALUE ADVISER	150,490	10,810	172,318
MSI SM CO GROWTH B	67,213	7,443	81,206
MSI ACTIVE INTL B	1,729	215	2,163
MSI EMERGING MKTS B	70,496	4,892	83,456
NB FOCUS TRUST	377,255	15,085	433,244
NB GENESIS TRUST	2,257,890	71,149	2,770,530
NB MANHATTAN TRUST	43,189	4,697	44,481
NB PARTNERS TRUST	25,416	1,677	28,959
NB SOCIALLY RESP TR	125,747	9,677	134,024
PIMCO CCM CAP AP ADM	216,997	15,455	253,313
PIMCO CCM MID CP ADM	133,983	7,481	159,876
PIM GLBBND AD UNHDGD	612,058	61,555	645,098
PIMCO HIGH YIELD ADM	812,701	87,270	845,647
PIMCO LOW DUR ADM	681,820	66,915	689,889
PIMCO LT US GOVT ADM	971,480	88,314	1,002,369
STRONG ULTRA SHORT	28,443	3,025	28,193
STRONG SHORTTERM BND	137,150	15,162	135,241
STRONG DISCOVERY	145,939	8,152	168,503
STRONG GROWTH FUND	295,825	18,445	323,891
STRONG ADV COM STK Z	160,163	8,078	184,090
STRONG OPPORTUNITY	621,211	17,303	716,504
STRONG LG CAP GROWTH	139,559	6,989	147,188
STRONG GOVT SECURITY	468,372	42,102	466,912
TEMPLETON DEV MKTS A	140,516	10,399	164,619
TEMPLETON GROWTH A	666,120	36,956	787,153
TMPL GLOBAL BOND A	472,699	49,648	510,386
TEMPLETON WORLD A	399,126	25,957	456,071
USAA CORNERSTONE	65,494	2,801	72,902
USAA GNMA TRUST	191,284	18,899	188,614
USAA INCOME FUND	542,997	43,867	553,601
USAA INCOME STOCK	144,288	9,923	155,699
USAA INTERNATIONAL	28,465	1,697	34,816
USAA GROWTH FUND	76,281	6,086	75,592
USAA EMERGING MKTS	148,398	19,777	215,574
CS CAP APPREC COM	55,787	3,183	49,305
CS MID CAP GRTH COM	111,740	4,579	136,454
INVESCO TOTAL RETURN	67,626	2,901	69,481
NB GUARDIAN TRUST	17,448	1,793	20,741
ALGER CAP APPREC I	150	11	126
DOMINI SOCIAL EQUITY	62,930	2,580	71,759
INVESCO CORE EQUITY	195,642	17,042	192,914

McKESSON CORPORATION
PROFIT-SHARING INVESTMENT PLAN

FORM 5500, SCHEDULE H, PART IV, LINE 4i
SCHEDULE OF ASSETS (HELD AT YEAR END)
MARCH 31, 2004

Investment/Fund Name	Cost Basis	Shares/Units	Fair Value
CS SMALL CAP VAL COM	454,986	22,914	491,729
MFS INST LG CAP GRTH	2,172,136	415,249	2,462,424
STANDISH STABLEVALUE	102,087,835	8,938,280	106,818,787
MCKESSON EMPLOYEE STK	35,502,809	1,117,000	33,607,433
MCKESSON EMPLOYER STK (ALLOCATED)	245,701,000	9,479,898	285,250,131
MCKESSON EMPLOYER STK (UNALLOCATED)	67,338,000	3,566,812	107,325,373
FIDELITY FUND	664,091	25,811	730,955
FIDELITY PURITAN	1,097,899	63,468	1,190,030
FIDELITY TREND	102,962	2,274	113,185
FIDELITY GINNIE MAE	1,617,356	145,461	1,623,344
FIDELITY MAGELLAN	60,798,813	558,684	55,382,315
FIDELITY EQUITY INC	2,078,467	44,240	2,208,914
FIDELITY GROWTH CO	1,795,462	38,865	2,005,445
FIDELITY INVST GR BD	743,422	98,897	759,530
FIDELITY GROW & INC	47,413,675	1,191,059	42,890,050
FIDELITY INTER BOND	6,356,757	617,560	6,682,001
FIDELITY CAP & INC	745,745	99,510	800,060
FIDELITY VALUE	3,041,487	56,325	3,669,550
FIDELITY US GOVT RES	1,215,419	1,215,419	1,215,419
FIDELITY GOVT INCOME	809,413	78,274	816,397
FIDELITY CASH RESRVE	4,493,179	4,493,179	4,493,179
FID INDEPENDENCE FD	263,694	15,283	250,189
FIDELITY OTC PORT	183,431	6,279	207,285
FIDELITY OVERSEAS	250,968	8,898	295,941
FIDELITY EUROPE	217,605	9,066	254,768
FIDELITY PAC BASIN	53,878	3,128	60,595
FID REAL ESTATE INVS	3,023,822	145,690	3,808,333
FIDELITY BALANCED	3,250,933	213,265	3,678,823
FIDELITY INTL GR&INC	2,178,237	98,104	2,466,338
FIDELITY CAP APPREC	1,626,716	69,027	1,762,955
FIDELITY CONV SEC	531,828	28,297	581,228
FIDELITY CANADA	773,203	31,256	895,488
FIDELITY UTILITIES	182,747	16,359	189,433
FIDELITY BLUE CHIP	30,978,751	686,562	27,476,197
FID ASSET MANAGER	8,795,770	544,926	8,680,679
FIDELITY DISC EQUITY	80,514	3,897	90,872
FIDELITY LOW PR STK	9,246,317	310,297	11,490,302
FIDELITY WORLDWIDE	88,013	6,190	104,727
FIDELITY EQ INC II	13,747,677	612,176	13,871,906
FIDELITY STK SELECTR	27,707	1,451	30,946
FID ASSET MGR GROWTH	348,927	25,536	370,266
FIDELITY EMERG MRKTS	215,359	21,422	249,995
FIDELITY AGGR GROWTH	1,435,635	92,787	1,453,041
FIDELITY DIVERS INTL	16,918,916	691,434	17,797,524
FID ASSET MGR INCOME	293,190	25,106	310,809

McKESSON CORPORATION
PROFIT-SHARING INVESTMENT PLAN

FORM 5500, SCHEDULE H, PART IV, LINE 4i
SCHEDULE OF ASSETS (HELD AT YEAR END)
MARCH 31, 2004

Investment/Fund Name	Cost Basis	Shares/Units	Fair Value
FIDELITY DIVD GROWTH	4,670,242	178,267	4,934,432
FIDELITY NEW MKT INC	2,044,847	156,455	2,188,810
FIDELITY EXP & MULTI	817,827	50,171	927,667
FID FOCUSED STOCK	57,261	6,606	59,124
FIDELITY GLOBAL BAL	74,304	4,382	85,668
FID AGGRESSIVE INT’L	201,256	15,290	244,030
FID SM CAP INDEPEND	185,818	11,491	215,448
FIDELITY MID-CAP STK	3,165,897	155,743	3,465,288
FIDELITY LG-CAP STK	428,085	33,192	466,020
FIDELITY DISCOVERY	505,306	52,277	537,930
FIDELITY SM CAP STK	1,989,248	130,119	2,334,344
FIDELITY EUR CAP APP	167,136	9,720	189,838
FIDELITY NORDIC	48,922	2,485	56,840
FID ASSET MGR AGGRES	314,463	32,664	347,218
FIDELITY LATIN AMER	97,817	6,514	107,609
FIDELITY JAPAN	206,341	20,200	264,213
FIDELITY SE ASIA	72,059	5,993	93,971
FIDELITY CHINA RGN	670,370	46,219	741,359
FID FOUR IN ONE IDX	229,983	10,464	245,484
FIDELITY JAPAN SM CO	349,113	37,097	451,094
FIDELITY GR & INC II	332,337	38,545	358,465
FIDELITY STRAT INC	763,620	74,131	782,084
FID FREEDOM INCOME	209,347	19,567	219,932
FID FREEDOM 2000	159,199	14,056	168,249
FID FREEDOM 2010	1,253,912	101,673	1,353,261
FID FREEDOM 2020	1,448,814	119,114	1,588,985
FID FREEDOM 2030	1,063,758	85,813	1,138,738
FID SMALL CAP RETIRE	539,294	44,507	642,240
SPTN TOTAL MKT INDEX	885,702	31,717	972,763
SPTN EXTND MKT INDEX	254,939	10,231	295,464
SPARTAN INTL INDEX	97,600	3,955	112,593
FIDELITY SH TERM BD	478,989	53,578	488,096
FIDELITY INT GOV INC	179,167	17,546	183,351
FIDELITY HIGH INCOME	460,348	53,955	480,743
FIDELITY FIFTY	986,637	56,953	1,114,004
FIDELITY RETIRE MMKT	5,490,817	5,490,801	5,490,801
FIDELITY RET GOVT MM	1,630,707	1,630,707	1,630,707
SPARTAN US EQ INDEX	1,759,275	47,196	1,884,084
FIDELITY US BD INDEX	1,294,308	116,349	1,324,053
FID INST SH-INT GOVT	203,784	21,014	206,986
FID FREEDOM 2040	171,174	23,678	183,508
OUTSTANDING LOAN BALANCE			16,689,246

TOTAL	$1,016,011,297		$1,207,204,836

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan administrator has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

McKesson Corporation Profit-Sharing Investment Plan

/s/ Paul E. Kirincic

Paul E. Kirincic
Executive Vice President
Human Resources

Date: September 27, 2004